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03001764

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53064

SEC MAIL PROCESSING RECEIVED FEB 27 2003 WASH. D.C. 181 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: General American Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Market Street
(No. and Street)

St. Louis, Missouri 63101
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

One City Centre St. Louis, Missouri 63101-1819
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Steven D. Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedule pertaining to the firm General American Distributors, Inc., (the "Company") as of and for the year ended December 31, 2002, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

2/24/03

Signature/Date

Chief Financial Officer

Title

Notary Public

CAROLYN ROLFES
Notary Public – Notary Seal
State of Missouri
City of St. Louis
My Commission Expires May 2, 2003

This report ** contains (check all applicable boxes):

- ☒ Independent Auditors' Report
- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Operations
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors (Not Applicable)
- ☒ Notes to Consolidated Financial Statements
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
- ☐ (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 (Not Applicable)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Not Applicable)
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (Refer to Item g)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (Not Applicable)
- ☒ (1) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report (Not Required)
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GENERAL AMERICAN DISTRIBUTORS, INC.

TABLE OF CONTENTS

Deloitte & Touche LLP
One City Centre
St. Louis, Missouri 63101-1819

Tel: (314) 342-4900
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
General American Distributors, Inc.:

We have audited the accompanying statement of financial condition of General American Distributors, Inc. (the "Company") as of December 31, 2002, and the related statements of operations, stockholder's equity, and cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations and its cash flows in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

January 21, 2003

GENERAL AMERICAN DISTRIBUTORS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$376,559
Receivable from affiliate	761
Other assets	20,831
TOTAL	$398,151

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to affiliate	$ 35,919
Income tax payable to Parent	18,790
Other liabilities	1,689
Total liabilities	56,398
STOCKHOLDER'S EQUITY:	
Common stock, no par value; 30,000 shares authorized, 25,000 shares issued and outstanding	300,000
Retained earnings	41,753
Total stockholder's equity	341,753
TOTAL	$398,151

See notes to financial statements.

GENERAL AMERICAN DISTRIBUTORS, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Gross concession income from affiliates	$14,067,318
Distribution fees from affiliates	667,911
Less affiliated sales commissions	14,067,318
Less affiliated commissions	667,911
Net concession revenues	-
Other income	183,942
Total revenues	183,942
EXPENSES:	
Overhead charges from affiliates	77,513
Regulatory fees and licenses	40,394
Other operating expenses	8,673
Total expenses	126,580
Income before income tax expense	57,362
INCOME TAX EXPENSE	22,216
NET INCOME	$ 35,146

See notes to financial statements.

GENERAL AMERICAN DISTRIBUTORS, INC.

STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock	Retained Earnings	Total Stockholder's Equity
BALANCE, JANUARY 1, 2002	$300,000	$ 6,607	$306,607
Net income		35,146	35,146
BALANCE, DECEMBER 31, 2002	$300,000	$41,753	$341,753

See notes to financial statements.

GENERAL AMERICAN DISTRIBUTORS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 35,146
Adjustments to reconcile net income to net cash from operating activities -	
Change in operating assets and liabilities:	
Receivable from affiliate	155,974
Other assets	(11,091)
Income tax payable to Parent	14,696
Payable to affiliate	(141,474)
Other liabilities	1,689
Net cash from operating activities	54,940
INCREASE IN CASH AND CASH EQUIVALENTS	54,940
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	321,619
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 376,559

See notes to financial statements.

GENERAL AMERICAN DISTRIBUTORS, INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

1. DESCRIPTION OF COMPANY

General American Distributors, Inc. (the "Company") was incorporated on May 31, 2001. The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company is a wholly owned subsidiary of GenAmerica Financial ("GenAmerica" or "Parent"). The ultimate parent is MetLife, Inc. ("MetLife").

The Company is a wholesale broker dealer and facilitates the offerings of General American Life Insurance Company ("General American") and Paragon Life Insurance Company ("Paragon"), variable insurance policy products to the marketplace by entering into agreements with other broker dealers for distribution. Both General American and Paragon are wholly owned subsidiaries of GenAmerica.

The Company carries no customer accounts and all customer funds and securities in connection with their brokerage and investment advisory services are maintained by designated clearing brokers. Accordingly, the Company meets the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

The Company's operations and activities are highly dependent on its relationship with GenAmerica and other affiliates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The significant principles are as follows:

Cash and Cash Equivalents – Cash and cash equivalents consist of cash in banks and money market accounts.

Revenue Recognition – Revenue consists primarily of concession revenue for the completion of security transactions. Concession revenue and the related concession expenses are recognized on the trade date.

Income Taxes – The Company is a member of the consolidated federal income tax group established by MetLife for its wholly owned subsidiaries. As a result, the Company's income and deductions are included in the consolidated return and any computed taxes payable or receivable are due to or from the Parent. The Company participates in a tax sharing agreement with its Parent. The Parent allocates income tax expenses or benefits to members of the consolidated group based on each subsidiary's contribution to consolidated taxable income or loss using the statutory rate applicable to the consolidated group.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

3. TRANSACTIONS WITH AFFILIATES

All personnel who perform services for the Company are the employees of MetLife. MetLife and General American allocate expenses to the Company for other operating expenses based on the actual costs incurred. MetLife and General American also provide certain administrative and other services to the Company and allocate overhead charges accordingly. Charges allocated to the Company for such services for the period ended December 31, 2002 were as follows:

Overhead charges from affiliates	$77,513
Other operating expenses	3,753
	$ 81,266

The amounts charged by affiliates are based on agreed-upon amounts that might differ from amounts that would be charged if such services were provided by third parties.

General American allocates gross concession income to the Company based on completed security transactions. Additionally, General American allocates a distribution fee to the Company based upon an agreed upon percentage. The fees totaled $14,067,318 and $667,911, respectively, for the period ended December 31, 2002. The Company then pays commissions to Walnut Street Securities, Inc., ("Walnut Street") a related subsidiary of General American, for transactions completed by Walnut Street registered representatives. To the extent that the Company's activities are with related entities, revenues are fully paid out in the form of commission expense.

The Company earns service fees from General American based on agreed upon amounts, totaling $140,000 for the period ended December 31, 2002.

Additionally, the Company earns service fees from Paragon based on completed underwritings, totaling $42,000 for the period ended December 31, 2002.

4. INCOME TAXES

Income tax expense for the period ended December 31, 2002 consists of the following:

Current income tax expense:	
Federal	$ 18,767
State	3,449
	$22,216

Income tax expense for the period ended December 31, 2002 differed from the amounts computed by applying the U.S. federal income tax rate of 35% to income before income tax expense as a result of the following:

Computed expected tax expense	$ 20,077
State tax - net of federal	2,139
	$ 22,216

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and an allowable percentage of aggregate indebtedness to net capital as defined under this rule of not more than 1500%. Net capital and the related net capital percentage may fluctuate on a daily basis. At December 31, 2002, the Company has net capital of $312,830, which was $307,830 in excess of its required net capital of $5,000. The Company's net capital percentage (aggregate indebtedness to net capital) was approximately 18% at December 31, 2002.

* * * * * *

GENERAL AMERICAN DISTRIBUTORS, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2002

Net capital:	
Stockholder's equity	$341,753
Deductions - non-allowable assets	21,592
Haircuts on securities	7,331
Net capital	$312,830
Aggregate indebtedness - items included in the statement of financial condition:	
Payable to affiliate	$ 35,919
Income tax payable to Parent	18,790
Other liabilities	1,689
Total aggregate indebtedness	$ 56,398
Computation of basic net capital requirement - minimum net capital required (Greater of 6 2/3% of aggregate indebtedness or $5,000)	$ 5,000
Excess net capital	$307,830
Percentage of aggregate indebtedness to net capital*	18 %

*In accordance with Rule 15c3-1, the percentage of aggregate indebtedness to net capital cannot exceed 1500%.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital required pursuant to Rule 15c3-1 and the corresponding computation prepared by General American Distributors, Inc., and included in the Company's unaudited Part II Focus report filing as of December 31, 2002.

See accompanying independent auditors' report.

Deloitte & Touche LLP
One City Centre
St. Louis, Missouri 63101-1819

Tel: (314) 342-4900
www.deloitte.com

Deloitte & Touche

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors and Stockholder
of General American Distributors, Inc.:

In planning and performing our audit of the financial statements of General American Distributors, Inc. (the "Company") for the year ended December 31, 2002 (on which we issued our report dated January 21, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

January 21, 2003